Exhibit (a)(11)


        GKN PLC COMPLETES TENDER OFFER FOR SINTER METALS

     NEW YORK, New York and LONDON, England-June 2, 1997-GKN plc (LSE:GKN) today announced that it has completed its cash tender offer for all of the outstanding shares of Sinter Metals, Inc. (NYSE:SNM) Class A Common Stock and Class B Common Stock at $37.00 net per share.

     In the offer, which commenced on May 2, 1997 and expired at 12:00 midnight, New York City time on May 30, 1997, a total of 9,829,635 million shares, including 271,557 shares tendered pursuant to guaranteed delivery procedures, were validly tendered and not withdrawn, representing approximately 97% of all outstanding common shares of Sinter Metals, all of which were accepted for payment.

     Each Sinter Metals share not tendered will be converted into the right to receive $37.00 in cash, without interest, pursuant to a merger between GKN Powder Metallurgy, Inc. and Sinter
Metals, Inc., which is expected to be completed promptly.  Sinter
Metals has approximately 10.4 million fully diluted shares outstanding, giving the transaction a total value of approximately $570 million, including the assumption of approximately $184 million of net debt.

     Sinter Metals, Inc. produces precision pressed powder metal (P/M) parts for use principally in the automotive, lawn and garden, power tool and home appliance industries. Its products complement GKN's existing P/M parts business. The Company has ten production facilities in North America and eight in Europe employing more than 3,000 people. Combined with GKN's two P/M facilities in England, two in Italy, and a 49% interest in a P/M manufacturer in India, total P/M sales from the 23 facilities are estimated at some $530 million on a pro forma basis for 1997.

     C.K. Chow and Joseph Carreras, GKN's and Sinter Metals' Chief Executives, respectively, noted that as the largest global supplier of precision P/M parts, the combined operations of GKN and Sinter Metals will provide the highest level of production capacity, technical expertise and service to automotive and other international customers. The enlarged business is expected to achieve further growth through the introduction of new products, geographical expansion and further acquisitions. It will also provide opportunities for synergies through sharing technology, the improved utilization of production capacity and expanding the customer base.

     GKN plc is a global industrial company with sales exceeding
3.3 billion pounds ($5.4 billion). It designs, develops and manufactures automotive and agricultural components as well as aerospace and defense products and provides a range of industrial services. GKN is a FT-SE 100 company. Its operations are based in some 40 countries around the world employing some 30,000 people in its subsidiaries and a further 11,500 in associated companies.

     Contact:  GKN plc
               Public Affairs Department
               011-44-171-930-2424

               Sinter Metals, Inc.
               Investor Relations
               (216) 771-6700